Filed pursuant to Rule 433
November 10, 2020

Relating to Preliminary Prospectus Supplement dated November 10, 2020 to
Prospectus dated September 18, 2019
Registration Statement No. 333-233827

L3Harris Technologies, Inc.

$650,000,000 1.800% Notes due 2031

Pricing Term Sheet

Issuer:	L3Harris Technologies, Inc.

Expected Ratings (Moody’s / S&P / Fitch):(1)	Baa2/BBB/BBB (Stable/Stable/Positive)

Security Type:	Senior unsecured notes (collectively, the “Notes”)

Principal Amount:	$650,000,000

Trade Date:	November 10, 2020

Settlement Date (T+10):(2)	November 25, 2020

Maturity Date:	January 15, 2031

Interest Payment Dates:	January 15 and July 15 of each year, commencing on July 15, 2021

Public Offering Price:	99.962% of the principal amount, plus accrued and unpaid interest, if any, from November 25, 2020

Yield to Maturity:	1.804%

Benchmark Treasury:	0.625% due August 15, 2030

Spread to Benchmark Treasury:	T+85 basis points

Benchmark Treasury Price / Yield:	96-30 / 0.954%

Interest Rate:	1.800% per annum

Make-Whole Call:
At any time prior to October 15, 2030 (the date that is three months prior to the maturity date), at a make-whole redemption price equal to the greater of (a) 100% and (b) the make-whole amount at a discount rate equal to the Treasury Rate (as defined in the preliminary prospectus supplement) plus 15 basis points, in each case, plus accrued interest to the date of redemption.

Par Call:	At any time on or after October 15, 2030 (the date that is three months prior to the maturity date), at 100% plus accrued interest to the date of redemption.

Minimum Denomination:	$2,000 x $1,000

CUSIP / ISIN:	502431 AN9 / US502431AN98

Use of Proceeds:
The net proceeds from the offering of the Notes, together with cash on hand, will be used to fund the redemption in full of all of the $650 million aggregate principal amount of the issuer’s 4.950% Notes due February 2021 and paying accrued interest, fees and expenses associated with such redemption, and for general corporate purposes.

Joint Book-Running Managers:
Barclays Capital Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Wells Fargo Securities, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Senior Co-Managers:	Deutsche Bank Securities Inc. Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-5 of the preliminary prospectus supplement.

(1)  A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

(2)  We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the tenth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents for free by visiting the SEC website at www.sec.gov.  Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Barclays Capital Inc. toll-free at 1-888-603-5847, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, J.P. Morgan Securities LLC at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.